

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

<u>Via E-mail</u>
Fernando Oswaldo Leonzo
Chairman and Chief Executive Officer
Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, New York 11101

> **Re: Hispanica International Delights of America, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed March 14, 2014**
> **File No. 333-190788**

Dear Mr. Leonzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 13</u>

1. We note your response to comment 5 of our letter dated March 5, 2014. Please revise to indicate the amount of capital expenditures to be used for the purposes described in footnote c if 100% of the offering is raised so $200,000 would be spent on capital expenditures.

2. We note that your use of proceeds table includes the use of proceeds for "administrative" purposes. Please revise your disclosure to indicate the anticipated purposes in this category and also indicate the amount of expenditures for the noted purposes.

<u>Certain Relationships and Related Transactions, page 32</u>

3. We note your response to comment 14 of our letter March 5, 2014. Please revise your disclosure to provide the information required by Item 404(a) of Regulation S-K regarding the $7,500 loan payable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jerry Gruenbaum, Esq.